UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 25, 2009**

FINANCIAL FEDERAL CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**001-14237**	**88-0244792**
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

730 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On November 25, 2009, Financial Federal Corporation ("Financial Federal") issued a press release announcing that as a result of its pending merger with People's United Financial, Inc. and in anticipation of a special meeting of the Financial Federal stockholders to vote on the merger, the 2009 annual meeting of stockholders previously scheduled for December 8, 2009 has been postponed indefinitely.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed herewith:

99.1   Press Release, dated November 25, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

November 25, 2009
(Date)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated November 25, 2009